SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2003

Commission File Number 001-14485

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Sudeste Cellular Holding Company
(Translation of Registrant's name into English)

Praia de Botafogo, 501, 7o andar
22250-040 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Tele Sudeste Celular Participações S.A. and Subsidiaries
(Convenience Translation into English from the Original Previously Issued in Portuguese)

Report of Independent Public Accountants
on Limited Review of the Quarterly Report –
ITR – September 30, 2003

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese.
See Note 32 to the Financial Statements.)

INDEPENDENT AUDITORS’ REVIEW REPORT

To the Management and Shareholders of
Tele Sudeste Celular Participações S.A. and Subsidiaries
Rio de Janeiro - RJ

1. We have made a special review of the accompanying quarterly information - ITR, individual and consolidated, of Tele Sudeste Celular Participações S.A. and subsidiaries, which includes the balance sheet as of September 30, 2003, the related statement of income for the nine month period then ended and the related comments on consolidated performance and other information deemed relevant, all expressed in Brazilian reais and prepared in accordance with accounting practices adopted in Brazil and under the responsibility of the Companies’ Management.

2. Our review was conducted in accordance with specific standards established by the IBRACON - Brazilian Institute of Independent Accountants, together with the Federal Accounting Council, and was comprised, mainly, of: (a) inquiries of and discussions with the Companies’ Management responsible for the accounting, financial and operating areas as to the principal criteria adopted in the preparation of the quarterly information; and (b) review of information and subsequent events that had or might have had significant effects on the financial position and operations of the Companies.

3. Based on our special review, we are not aware of any significant change that should be made to the information referred to above for it to be in conformity with accounting practices adopted in Brazil, and with standards established by the Brazilian Securities Commission - CVM, specifically applicable to the preparation of such mandatory quarterly information.

4. The balance sheet, individual and consolidated, as of June 30, 2002, and the statement of income, individual and consolidated, for the nine months period ended September 30, 2002, presented for comparative purposes, were reviewed by us, and our report on special review dated July 17, 2003 and October 28, 2002, respectively, were unqualified.

5. The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

Rio de Janeiro, October 20, 2003.

DELOITTE TOUCHE TOHMATSU	José Carlos Monteiro
Auditores Independentes	Accountant
CRC-SP 011609/O-S-RJ	CRC-SP 100597/O-S-RJ

(Convenience Translation into English form the Original Previously Issued in Portuguese. See Note 31 to the Financial Statements)

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2003
(Amounts in thousands of Brazilian reais, unless otherwise indicated)

1. OPERATIONS

Tele Sudeste Celular Participações S.A. is a publicly traded Company held by Sudestecel Participações S.A. (22.01% of total capital), Brasilcel N.V. (13,28% of total capital) and Tagilo Participações Ltda. (10.61% of total capital) as of September 30, 2003, in the Brazilian market. Sudestecel Participações S.A. is held by Brasilcel N.V. (89.5% of total capital), NTT Docomo, INC. (7.00% of total capital) and Itochu Corporation (3.50% of total capital) and Tagilo is held by Brasilcel N.V. (100.00% of total capital). Since December 27, 2002, Brasilcel N.V. is held by Telefónica Móviles S.A. (50.00% of total capital), PT Móveis Serviços de Telecomunicações, SGPS, S.A. (49.999% of total capital) and Portugal Telecom, SGPS, S.A. (0.001% of total capital).

Tele Sudeste Celular Participações S.A (“Tele Sudeste” or the “Company”) holds 100% of Telerj Celular S.A. (“Telerj”) and Telest Celular S.A. (“Telest”) capital, and the companies are providers for cellular telecommunications services in the States of Rio de Janeiro and Espírito Santo, respectively, and are also engaged in related activities required or useful for the performance of these services, in conformity with concessions and authorizations granted to them.

The subsidiaries’ activities, including services that they may provide, are regulated by Agência Nacional de Telecomunicações - Anatel, the regulatory authority for the Brazilian telecommunications industry, pursuant to Law No. 9,472, of July 16, 1997, and related regulations, decrees, decisions and plans.

Migration from SMC to SMP

On December 10, 2002 Anatel, Telerj and Telest signed the Authorization Term for Personal Cellular Service (“SMP”), which became effective as of the publication in the Official Gazetta, which occurred on December 12, 2002.

The authorizations granted to Telerj and Telest are effective for the remaining period of the original respective concessions being November 30, 2005 and November 30, 2008, respectively, renewable for an additional 15-year term. Any such renewal is subject to a renewal fee.

On July 6, 2003 Telerj and Telest implemented the Operator Selection Code (CSP) that allows the customer to choose the long distance and international services operator, according to SMP rules. The subsidiaries do not earn the VC2 and VC3 revenues anymore, although they began earning the interconnection revenue from the use of its network on these calls.

Joint Venture

On December 27, 2002, the assets in the Brazilian mobile telephony market held by the shareholders PT Móveis Serviços de Telecomunicações, SGPS (“PT Móveis”) and Telefónica Móviles S.A. (“TEM”), represented by the direct and indirect equity interests in Telesp Celular Participações S.A., Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A. and CRT Celular Participações S.A., were transferred to Brasilcel N.V., to form a joint venture based in the Netherlands.

The Senior Management of the companies involved understands that the above-mentioned process will result in significant gains for all the companies, mainly due to the synergies obtained with the operations volume increase and the unification of operative processes, which may cause systemic adjustments.

2. PRESENTATION OF FINANCIAL STATEMENTS

The individual (Company) and consolidated financial statements were prepared in accordance with accounting practices adopted in Brazil, Brazilian corporate law, standards applicable to telecommunications concessionaires and standards and accounting procedures established by the Brazilian Securities Commission (CVM).

The consolidated financial statements include the balances and transactions of the Company and its subsidiaries, Telerj and Telest, as of September 30, 2003. In the consolidated financial statements, all intercompany balances and transactions were eliminated.

The financial statements as of June 30, 2003 and September 30, 2002 were reclassified for better comparability, when necessary.

3. PRINCIPAL ACCOUNTING PRACTICES

The accounting practices applied by the Company and its subsidiaries in the preparation of the quarterly report for the period ended September 30, 2003 are basically those applied to the December 31, 2002 financial statements, except for the subvention practiced on handset sales to dealers which were deferred and recorded on income in accordance with the handsets’ network habilitation, whose effect on net income for the semester ended September 30, 2003 was approximately R$3,663, net of taxes.

4. CASH AND CASH EQUIVALENTS

	Company		Consolidated
	September	June	September	June
	30, 2003	30, 2003	30, 2003	30, 2003
Banks	229	371	6,805	7,106
Temporary cash investments	13,339	13,913	328,718	159,415
Total	13,568	14,284	335,523	166,521

Temporary cash investments refer, mainly, to CDB’s operations (Bank Deposit Certificates), indexed to CDI’s variation (Interbank Deposit Certificates).

5. CREDITS - ACCOUNTS RECEIVABLE, NET

	Consolidated
	September	June
	30, 2003	31, 2003
Unbilled services	81,124	36,948
Billed services	98,268	90,919
Interconnection	112,625	91,236
Receivables from products sold	85,840	78,639
Allowance for doubtful accounts	(36,177)	(35,582)
Total	341,680	262,160

Changes in the allowance for doubtful accounts are as follows:

	Consolidated
	September	September
	30, 2003	30, 2002
Beginning balance	31,867	37,626
Supplementary provision in the first quarter	9,750	15,989
Write-offs in the first quarter	(7,692)	(12,236)
Ending balance – March 31	33,925	41,379
Supplementary provision in the second quarter	8,777	15,333
Write-offs in the second quarter	(7,120)	(14,644)
Ending balance – June 30	35,582	42,068)
Supplementary provision in the third quarter	9,588	26,210
Write-offs in the third quarter	(8,993)	(22,484)
Ending balance – September 30	36,177	45,794

6. INVENTORIES

	Consolidated
	September	June
	30, 2003	30, 2003
Cellular handsets	85,765	121,044
Other	4,471	4,540
Provision for obsolescence	(20,605)	(18,136)
Total	69,631	107,448

7. RECOVERABLE AND DEFERRED TAXES

	Company		Consolidated
	September	June	September	June
	30, 2003	30, 2003	30, 2003	30, 2003
Recoverable income tax and social contribution	43,286	41,245	131,766	126,426
Withholding income tax	1,005	925	6,836	6,718
Recoverable ICMS (state VAT)	-	-	58,144	60,744
Recoverable PIS and COFINS and other	14	701	1,916	2,522
Recoverable taxes	44,305	42,871	198,662	196,410
Deferred income tax and social contribution	1,106	29	303,872	321,208
Total	45,411	42,900	502,534	517,618
Current	1,085	42,900	251,884	307,568
Long-term	44,326	-	250,650	210,050

The composition of deferred tax assets and liabilities is as follows:

	Consolidated
	September	June
	30, 2003	30, 2003
Tax credits from corporate restructuring	183,164	206,852
Tax losses and negative basis carryforwards	37,404	38,011
Allowance for-
Inventory Obsolescence	7,006	6,166
Contingencies	25,289	21,093
Doubtful accounts	12,300	12,098
Rewards program	10,217	9,992
Accelerated depreciation	13,247	12,854
Employee profit sharing and dividends	2,205	1,497
Other	13,040	12,645
Total	303,872	321,208
Current	122,798	141,216
Long-term	181,074	179,992

Deferred tax credits have been recognized on the assumption of future realization, as follows:

a. Income tax and social contribution tax loss carryforwards have no expiration, but are generally limited to be used to compensate up to 30% of taxable income for each year. The subsidiaries, based on the future projected results, estimate to fully realize the tax loss carryforwards in no more than five years.

b. Tax credits from the corporate restructuring, which represent the balance of goodwill, net of the equity maintenance reserve (see Note 27), are expected to be realized in the same proportion as the amortization of goodwill recognized by the subsidiaries. Studies by external consultants used in the restructuring process support the realization of the credits in five years.

c. Temporary differences will be realized by the payment of the related accrued liabilities and by the actual realization of losses related to the allowance for doubtful accounts and provision for inventory obsolescence.

Feasibility technical studies approved by the management in 2002 indicate the full recovery of the amounts of deferred taxes recognized by the subsidiaries within the time frames established by the CVM Instruction no. 371. Based on these studies, the expected period for the realization of these assets is as follows:

Exercises	Consolidated
2003 (last quarter)	23,096
2004	132,936
2005	101,941
2006	45,899
Total	303,872

The Instruction also establishes that periodic studies must be carried out to support the maintenance of the recorded amounts.

8. PREPAID EXPENSES
	Consolidated
	September	June
	30, 2003	30, 2003
Fistel fee	17,742	33,276
Rent	8,211	8,075
Financial charges	291	359
ICMS (State VAT)	6,257	7,682
Insurance premiums	705	1,080
Prepaid bonus card	64,511	12,998
Other	11,296	10,615
Total	109,013	74,085
Current	98,348	61,820
Long-term	10,665	12,265

9. OTHER ASSETS

	Company		Consolidated
	September 30, 2003	June 30, 2003	September 30, 2003	June 30, 2003
Judicial deposits	-	-	9,105	3,425
Employees advance	-	-	2,933	3,056
Credits with suppliers (handsets)	-	-	3,414	3,058
Intercompany credits	-	-	30,805	25,329
Other assets	1,262	912	8,437	10,236
Total	1,262	912	54,694	45,104

Current	1,262	912	49,357	44,892
Long-term	-	-	5,337	212

10. INVESTMENTS

a. Investment in Subsidiaries

Subsidiaries	Ownership interest	Total of common shares	Shareholders’ equity September 30, 2003	Net income for the quarter

Telerj Celular S.A.	100%	30,449,109	1,574,577	77,967
Telest Celular S.A.	100%	2,038,856	270,450	23,031

b. Composition and Changes

The investments of the Company comprise shares in the subsidiaries capital.

Description	Telerj	Telest	Total
Balance as of December 31, 2002	1,496,398	247,362	1,743,760
Income from equity pick-up	78,179	23,088	101,267
Balance as of September 30, 2003	1,574,577	270,450	1,845,027

11. PROPERTY, PLANT AND EQUIPMENT

		Consolidated

		September 31, 2003			June 30, 2003

	Depreciation rates - %	Cost	Accumulated depreciation	Net book value	Net book value

Transmission equipment	14.29	1,357,385	(905,428)	451,957	495,658
Switching equipment	14.29	676,137	(391,216)	284,921	292,918
Infrastructure	5.00 – 20.00	306,600	(148,034)	158,566	163,867
Software rights	20.00	235,866	(89,169)	146,697	158,230
Buildings	4.00	74,082	(9,909)	64,173	62,903
Terminal equipment	66.67	108,711	(84,542)	34,169	34,770
Other	20.00	139,593	(59,418)	80,175	84,078
Land	-	4,350	-	4,350	4,350
Construction in progress	-	180,536	-	180,536	173,336

Total		3,093,260	(1,687,716)	1,405,544	1,470,110

The subsidiaries’ management is developing a study to revaluate the estimated useful lives of their fixed assets. Possible effects that may arise from this change will be considered in the financial statements for 2003.

In March 2003, the useful lives of terminal equipment was reduced to 18 months in order to make them more adequate to the operations. The effect on this quarter of the referred change was an increase of depreciation expenses in the amount of R$725, compared with the same quarter of the previous year.

12. SUPPLIERS AND ACCOUNTS PAYABLE

	Company		Consolidated

	September 30, 2003	June 30, 2003	September 30, 2003	June 30, 2003

Suppliers	3,831	3,831	127,230	134,647
Interconnection and interlink	-	-	56,336	53,609
SMP values relending	-	-	46,244	-
Technical assistance	-	-	117,327	110,275
Other	683	675	8,072	7,677

Total	4,514	4,506	355,209	306,208

Liabilities due to long-distance operators concerning Personal Cellular Service (“SMP”) are recorded under the SMP Values re-lending initials.These values are charged to the subsidiaries’clients and re-lented on to the operators.

13. TAXES, OTHER THAN TAXES ON INCOME

	Company		Consolidated

	September	June	June	March
	30, 2003	30, 2003	30, 2002	31, 2003

ICMS (State VAT)	-	-	13,994	11,197
Income tax and social contribution	-	-	2,081	641
PIS/COFINS (taxes on revenue)	42	52	8,986	8,352
FUST and FUNTTEL (regulatory charges)	-	-	1,779	2,833
Other	-	-	68	-

Total	42	52	26,908	23,023

14. LOANS AND FINANCING

a. Composition of Debt

			Consolidated

	Currency	Annual charges	September 30, 2003	June 30, 2003

Principal-
Financial institutions:
Citibank – OPIC	US$	4.30% p.a. + Libor	73,085	71,800
Resolution nos. 63 and 2770	US$	4.14% to 14% p.a.	119,859	124,932
Assumption of debt and
Resolution no. 4.131	US$	2.30% to 11.77% p.a.	74,360	73,052
Exchange Nec do Brasil S.A.	US$	7.30% p.a.	22,813	22,412
Interest			11,411	9,697
			301,528	301,893

Current			194,947	175,646
Long-term			106,581	126,247

b. Debt Maturity

The long-term portion has the following composition by maturity year:

Consolidated
September
30, 2003

2004 (last quarter)	52,799
2005	53,782
Total	106,581

c. Restrictive Covenants

The financing from Citibank – OPIC has restrictive covenants. The main restrictions are related to the indebtedness level, EBITDA and financial expenses.

d. Coverage

On September 30, 2003, Telerj Celular had outstanding currency swap contracts with notional amounts of US$158,250, for coverage of its entire currency liabilities (financing and suppliers). As of that date, the Company had recorded a net loss of R$5,573 (net gain of R$587 on June 30, 2003) on its exchange hedge operations, represented by a book balance of R$9,574 in long-term assets (R$8,498 on June 30, 2003), and a liability of R$15,147 (R$7,911 on June 30, 2003), from which R$5,671 on short-term (R$7,730 on June 30, 2003) and R$476 on long-term (R$181 on June 30, 2003).

e. Guarantees

Creditors	Guarantee

Citibank	Overseas Private Investment Corporation (OPIC) - guarantee
only for political risk
Resolution no. 63	Promissory Notes
Assumption of Debt and Resolution no. 4,131	Promissory Notes
NEC do Brasil S.A.	Tele Sudeste Guarantee (Aval)

15. OTHER LIABILITIES

Consolidated
	Consolidated

	September	June
	30, 2003	30, 2003

Renderable services - prepaid recharge cards	80,417	32,872
Accrual for rewards program	30,051	29,389
Other	14,834	13,653
Total	125,302	75,914

Current	123,617	74,370
Long-term	1,685	1,544

In August 2001, the subsidiaries started a rewards program, which transforms calls into points, for future exchange of cellular handsets. Points accumulated are accrued as they are obtained, considering the cost of the cellular handsets and the expected utilization based on the registered customer’s consumption profile. The accrual is reduced when the customer obtains the handset.

16. RESERVE FOR CONTINGENCIES

The Company and its subsidiaries are parties to certain lawsuits involving labor, tax and civil matters. Management has recorded reserves for loss contingencies related to cases in which the likelihood of an unfavorable outcome is considered probable by its legal counsel.

Components of the reserves are as follows:

	Consolidated
	September	June
	30, 2003	30, 2003
Labor claims	10,313	6,775
Civil claims	13,931	12,665
Disputed tax	50,136	42,598
Total	74,380	62,038
Current	49,148	41,026
Long-term	25,232	21,012

Tax

The main tax contingencies involving the subsidiaries are described as follows:

a. ICMS

The subsidiaries, based on their legal counsel’s opinion, recognized a provision in the amount of R$11,973, being R$37 and R$11,936 related to Telerj and Telest respectively as of the year ended September 30, 2003 (R$11,973 as of June 30, 2003) regarding fiscal assessments of ICMS occurred in 2002, which are at the administrative level.

In July 1998, Agreement no. 69/98 established that ICMS (State VAT) should be levied on the activation of new handset lines. On December 14, 1998, the subsidiaries obtained an injunction for non-payment of ICMS on activation fee, for both future amounts and taxable events occurring since the subsidiaries’ incorporation. The subsidiaries’ management, based on the legal counsel’s opinion , believes that the chances of loss on this claim are remote, and, accordingly, did not recognize any provision. The Rio de Janeiro State Court unanimously decided that no ICMS should be levied on the referred activity.

The subsidiaries Telerj and Telest received tax assessments totalling R$48,731, referring to: (i) R$26,625 - non-payment of ICMS on eventual or supplementary services that are not considered telecommunications services; (ii) R$1,113 - non-payment of ICMS on calls originating from administrative terminals and tests used by the employees; and (iii) R$4,065 - social contribution underpayment; (iv) R$8,090 - ICMS assessments that are at the administrative level; and (v) R$8.838 miscellaneous. The Company, based on the opinion of its lawyers and tax advisors, did not recognize a provision for these tax assessments. b. PIS and Cofins

In August 2000, the injunction obtained by Telerj Celular, which permitted the payment of Cofins at the rate of 2%, was partially revoked. As a consequence, the amount of R$12,473, duly restated, was paid in September 2000. However, this injunction remains valid for the financial income exclusion from PIS and Cofins calculation basis, and the amount of R$34,245 remains accrued as of September 30, 2003 (R$26,986 as of June 30, 2003), related to the amounts not paid based on the referred injunction.

On June 7, 1999, the subsidiary Telest obtained an injunction supporting the unconstitutionality of the increase in Cofins rate and change in Cofins and PIS calculation basis, and the future non-payment of these taxes, as well as the offsetting of the respective amount of R$609 already paid. The Company did not recognize this contingent asset in its accounting records and accrued, on a conservative basis, the amount of R$3,918, related to the difference between the unpaid rate through the year ended September 30, 2003, supported by the referred injunction (R$3,639 as of June 30, 2003).

As a result of Law no. 10,637/02, as from December 2002, the subsidiaries have been including the financial income in the PIS calculation basis. However, the amounts concerning taxable events occurred before the establishment of this law remains accrued, based on court decisions previously made.

Labor and Civil

These contingencies refer to claims for indemnity for moral damages and several demands by employees, in the amount of R$24,244 as of September 30, 2003 (R$19,440 as of June 30, 2003), and have been recognized to cover probable losses on the related lawsuits.

Concerning the demands in which the chance of loss is possible, the amount of civil and labor claims are R$13,952 and R$3,844, respectively.

17. SHAREHOLDERS’ EQUITY

a. Capital Stock

As of September 30, 2003, the capital is composed of shares without par value, as follows:

Thousand shares outstanding
Common shares	173,023,182
Preferred shares	259,575,036
Total	432,598,218

At the 56th Extraordinary Meeting of the Administration Council held on March 31, 2003 the increase of capital stock by R$93,517 was approved, releasing 18.591.761 thousand new shares as a result of the financial realization of part of the capital reserve generated in the corporate restructuring, as described in Note 27.

b. Dividends

Preferred shares have no voting right, but have priority in the reimbursement of capital, without premium, and are entitled to receive cash dividends 10% higher than those attributed to common shares.

Once this distribution has been made, the additional dividends declared by the Company will be distributed to the holders of common and preferred shares.

c. Special Reserve for Goodwill

This reserve represents the formation of a special reserve for goodwill as a result of the corporate restructuring. This reserve shall be used in future capital increases on behalf of the controlling shareholder whenever the amortization of the goodwill paid in the acquisition of the Company results in a reduction of income tax and social contribution tax payable.

	Company
	September	June
	30, 2003	30, 2003
Special reserve for goodwill	280,963	280,963

18. NET OPERATING REVENUE

	Consolidated
	September	September
	30, 2003	30, 2002
Monthly subscription charges	154,627	222,405
Usage charges	862,100	633,514
Charges for use outside the concession area	12,390	18,359
Additional charges per call	38,322	32,833
Interconnection (network usage charges)	607,492	586,573
Additional services	21,229	11,444
Products sold	256,785	227,441
Other	5,263	730
Gross operating revenue	1,958,208	1,733,299
Deductions from gross revenue	(564,075)	(384,344)
Net operating revenue	1,394,133	1,348,955

19. COST OF SERVICES AND SALES

	Consolidated
	September	September
	30, 2003	30, 2002
Personnel	10,578	10,543
Outside services	24,305	27,515
Network connections	60,131	62,412
Rent, insurance and building services fees	33,213	30,110
Interconnection/interlinks	107,467	94,038
Taxes	45,546	46,541
Depreciation and amortization	242,623	212,986
Products sold	251,284	195,294
Other	1,644	1,295
Total	776,791	680,734

20. SELLING EXPENSES

	Consolidated
	September	September
	30, 2003	30, 2002
Personnel	30,141	31,190
Materials	1,947	1,907
Outside services	164,927	135,008
Rent, insurance and building services fees	8,102	7,048
Taxes	286	310
Depreciation and amortization	44,545	35,234
Allowance for doubtful accounts	28,115	57,532
Other	437	194
Total	278,500	268,423

21. GENERAL AND ADMINISTRATIVE EXPENSES

	Company		Consolidated
	September	September	September	September
	30, 2003	30, 2002	30, 2003	30, 2002
Personnel	2,755	2,344	38,930	30,720
Materials	-	-	3,289	2,718
Outside services	4,977	5,953	72,762	90,730
Rent, insurance and building service fees	-	21	9,861	8,366
Taxes	42	39	1,884	7,369
Depreciation and amortization	323	323	34,706	31,553
Other	-	-	1,043	3,480
Total	8,097	8,680	162,475	174,936

22. OTHER OPERATING REVENUES (EXPENSES)

	Company		Consolidated
	September	September	September	September
	30, 2003	30, 2002	30, 2003	30, 2002
Revenues:
Fines	-	-	7,422	8,097
Recovered expenses	-	1	3,221	5,322
Accrual reversals	-	-	488	-
Infra-structure sharing	-	-	2,249	-
Commercial incentive from supplier	-	-	16,435	-
Other	-	-	8,182	10,730
Total	-	1	37,997	24,149
Expenses:
Provision for contingencies	-	-	(23,787)	(6,236)
Taxes (except IRPJ and CSLL)	(710)	(27)	(13,051)	(15,174)
Amortization of pre-operational expenses	-	-	(463)	-
Other	-	-	(2,749)	(1,585)
Total	(710)	(27)	(40,050)	(22,995)
Total, net	(710)	(26)	(2,053)	1,154

23. FINANCIAL INCOME (EXPENSES), NET

	Company		Consolidated
	September	September	September	September
	30, 2003	30, 2002	30, 2003	30, 2002
Financial income
Income from temporary cash investments	8,625	11,711	62,043	32,713
Monetary/exchange variations	505	728	66,196	2,281
Hedge operations	-	13,137	-	272,728

PIS and Cofins over financial income	(401)	(907)	(8,859)	(13,571)

Financial expenses
Charges on financial transactions	(60)	(211)	(23,305)	(31,653)
Monetary/exchange variations	(1)	-	(4,716)	(284,119)
Hedge operations	-	-	(108,198)	-
Total	8,668	24,458	(16,839)	(21,621)

24. INCOME TAX AND SOCIAL CONTRIBUTION

The Company and its subsidiaries have been recording monthly the portion of tax and social contribution on income, in accordance with the accrual basis, and pay these taxes based on monthly estimates. Deferred taxes are attributable to temporary differences, as mentioned in Note 7. The composition of income tax and social contribution expense is as follow:

	Company		Consolidated
	September	September	September	September
	30, 2003	30, 2002	30, 2003	30, 2002
Income tax expense	(5)	(3,932)	(5,745)	(14,069)
Social contribution tax expense	(3)	(1,418)	(2,012)	(4,989)
Deferred income tax	810	-	(31,131)	(38,833)
Deferred social contribution tax	291	-	(11,266)	(14,061)
Total	1,093	(5,350)	(50,154)	(71,952)

The following is a reconciliation of the reported expense of taxes on income and the amounts calculated based on the combined official rates of 34%:

	Company		Consolidated
	September	September	September	September
	30, 2003	30, 2002	30, 2003	30, 2002
Income before taxes	98,069	136,804	149,048	203,334
Tax expense over income at the combined official rate	(33,343)	(46,514)	(50,676)	(69,134)
Permanent additions:
Non-deductible expenses	-	-	(20)	(316)
Other additions	-	-	(886)	(2,543)
Permanent exclusions:
Equity pick-up	34,431	41,158	-	-
Other exclusions	5	6	1,428	41
Tax expense on income	1,093	(5,350)	(50,154)	(71,952)

The effects of the incorporated tax credit benefits (Note 27) were reclassified in the above reconciliation for disclosure purposes.

25. FINANCIAL INSTRUMENTS AND MANAGEMENT RISK (CONSOLIDATED)

a. Risks considerations

The subsidiaries Telerj and Telest provide cellular communication services in the States of Rio de Janeiro and Espírito Santo under concessions from the Federal Government. Both of them are also engaged in activities of purchasing and distribution of cellular handsets through their own distribution network in order to increase their business operations.

The main market risks that Telerj and Telest are exposed to in their activities are:

Credit Risk: originates from the difficulties which these companies have in collecting the service charges for rendered services to their clients, including the sales of cellular handsets to the distribution networks.

Interest Rate Risk: originates from a portion of the debt and the derivatives premium contracted on floating rates, and involves financial expenses increase risk of unfavourable fluctuation of interest rates (principally Libor, TJLP and CDI).

Exchange Rate Risk: originates from the debt and the derivatives contracted in foreign currency and is related to potential losses on unfavourable movement in exchange rates.

Since its creation, Telerj and Telest have been practicing a pro-active position over the management of sundry risks that are submitted, through initiative procedures and operational general policies that allow decrease in the inherent risks of the activities.

Credit Risk

The credit risk related to telecommunications services rendered is minimized by the control performed on costumers’ basis and management of indebtedness by clear policies for concession of billed cellular handset. Tele Sudeste has 67.35% of its client basis participating on prepaid mode, which requires prepaid handset cards and does not represent credit risk. Costumers’ indebtedness represented 1.39% of gross revenue in the third quarter of 2003 (3.47% in the third quarter of 2002).

The credit risk related to cellular handsets sales is managed by the conservative policy for credit concession, through updated management methods, which involve the “credit scoring”, technical application, balance analysis and commercial data basis consultation as well as the automatic control for sales authorization integrated to the distribution system, software ERP from SAP. Network distribution’s indebtness represented just about 2.15% of cellular handsets sales during the third quarter of 2003 (2.30% in the third quarter of 2002).

Interest Rate Risk

The Company is exposed to the risk of an increasing interest rate, specially the one comprised of interest associated to “Certificados de Depósitos Interbancários - CDI”, due to the liability position of the operations with interest rate derivatives. These operations amount to R$468,204 as of September 30, 2003.

Loans contracted in foreign currency present the same risk of increasing interest rates associated to the loans. These operations amount to US$73,085 as of September 30, 2003.

The Company has not contracted derivative operations to cover these risks.

Exchange Rate Risk

Telerj has contracted derivative operations in order to hedge its loans in foreign currency from exchange rate variation. The instruments usually used are “swaps”, options and “forward”.

The table below shows the Company net exposure to exchange rate as of September 30, 2003:

US$
Loans and financing	(103,143)
Other liabilities	(53,453)
“Hedge” instruments	158,250
Net exposure	1,654

b. Derivative Operations

The Company and its subsidiaries record gain and losses on derivative contracts as “Financial income (expenses), net”.

The table below shows an estimate of book value evaluation and market value of loans and financing and foreign currency liabilities, as well as derivative operations:

	Book value	Market value	Difference
Other liabilities	(156,264)	(156,264)	-
Loans and financing	(301,528)	(311,927)	(10,399)
Derivative instruments - contract’s amount	(5,573)	8,573	14,146
	(463,365)	(459,618)	3,747

c. Fair Value of Financial Instruments

The fair value of loans and financing, as well as “swaps” and “forward”, were stated based on discounted cash flows, using available interest rate projections.

The fair values are calculated at a specific moment, based on available information and own evaluation methodologies, therefore the indicated estimations do not necessarily represent market realization values. The use of different assumptions may fully alter the estimates.

26. PENSION PLANS

The subsidiaries, together with other companies of the former Telebrás system, sponsor private pension and health care plans for retired employees, managed by Fundação Sistel de Seguridade Social - (“Sistel”).

Until December 1999, all sponsors of the plans managed by Sistel were joint and severally liable participants in relation to all plans then existent. On December 28, 1999, a single-employer sponsored pension plan for active employees was created (PBS - Tele Sudeste Celular Plan). Pension benefits for retired employees (PBS-A) and postretirement health care benefits (PAMA) remained as part of the multiemployer plans. The implementation of the restructuring was approved by the Secretaria de Previdência Complementar (Secretariat for Social Security and Supplementary Benefits) on January 31, 2000.

Due to the separation of active participants in December 1999, the subsidiaries individually now sponsor a single-employer defined benefit pension plan (PBS Tele Sudeste Celular Plan). In addition to the supplementary pension benefit, a multiemployer-sponsored health care plan (PAMA) is provided for retired employees and their dependents, at shared costs. Contributions to the PBS Tele Sudeste Celular Plan are determined based on actuarial valuations prepared by independent actuaries, in accordance with the standards applicable in Brazil. The method used for cost determination is the capitalization method and the sponsor’s contribution represents 13.5% of the participating employees’ payroll, 12% of which is earmarked for PBS Tele Sudeste Celular Plan and 1.5 % for the PAMA Plan.

For the other 81.52% of the subsidiaries’ employees, there is an individual defined contribution plan - Visão Celular Benefit Plan, established by Sistel in August 2000. The Visão Celular Plan is supported by contributions made by the participants (employees) and by the sponsor, which are credited to participants’ individual accounts. The subsidiaries are responsible for all administrative and maintenance expenses, including risks of death and disability of participants. The employees participating in the defined benefit plan (PBS Tele Sudeste Celular) were granted the option of migrating to the Visão Celular Plan. This option was extended to employees who did not participate in the PBS Tele Sudeste Celular Plan, as well as to all new hires. The Company’s matching contributions to the Visão Celular Plan are similar to those of the participants, varying from 2% to 7% of the contribution salary, according to the percentage opted for by the participant.

During the third quarter of 2003, the subsidiaries contributed the amount of R$1,766 to PBS Tele Sudeste Celular Plan and to Visão Celular Plan (R$2,226 as of September 30, 2002).

Regarding the actuarial valuation of the plans, the Company used the projected unit credit method. For multi-sponsored plans (PAMA and PBS-A), the apportionment of the plan’s assets was made in accordance with the Company’s actuarial liabilities, in comparison with the plan’s total liabilities. The net amount recorded was R$839 as of December 31, 2002.

For the third quarter of 2003, the Company recognized proportionally the actuarial cost estimated for the year 2003, and R$422 was recorded in the administrative expense account related to these costs.

27.27. CORPORATE RESTRUCTURING

On November 30, 2000, a corporate restructuring was completed to transfer the goodwill recorded by the Holding Company as a result of the privatization process to the subsidiaries, to ensure their realization.

The financial statements maintained for the Companies’ corporate and tax purposes include specific accounts related to transferred goodwill and reserves, and corresponding amortization, reversals and tax credits, the balances of which, as of September 30, 2003, are as follows:

	Balances as of spin-off	Tele Sudeste spin-off		ABCD0002	June 30, 2003	September 30, 2003
		Telerj	Telest	Telerj	Consolidated	Consolidated
Balance sheet:
Goodwill - spun-off	1,168,270	1,059,504	108,766	225,009	634,478	564,812
Reserves - spun-off	(778,206)	(705,755)	(72,451)	(150,231)	(427,626)	(381,648)
Net effect equivalent to tax
credit from corporate
restructuring	390,064	353,749	36,315	74,778	206,852	183,164
Statements of income:
Goodwill amortization	(139,326)					208,992
Reversal of reserve	(91,956)					(137,935)
Tax credit	(47,370)					(71,057)

Net effect on income	-					-

As shown above, the amortization of goodwill, net of the reversal of the reserve and of the corresponding tax credit, does not affect net income and, consequently, has no effect on the basis for calculating the minimum mandatory dividend. In order to better present the financial position of the Companies in the financial statements, the net amount of R$183,164 as of September 30, 2003 (R$206,852 as of June 30, 2002), which represents the merged tax benefit resulting from the corporate restructuring, was classified in the balance sheet as current and noncurrent assets - deferred taxes (see Note 7), according to the recovery estimate.

28. TRANSACTIONS WITH RELATED PARTIES

The principal transactions with unconsolidated related parties are as follows:

a) Use of Network and Long-distance (Roaming) Cellular Communication - These transactions involve the companies owned by same group: Telesp Celular S.A., Global Telecom S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Celular CRT S.A., Tele Centro Oeste Celular, Telems Celular, Telecom Celular, Telemart Celular, Teleacre Celular, Telegoiás Celular and NBT. Part of these transactions was established based on contracts between Telebrás and the operating concessionaires before privatization. The terms of these transactions are regulated by Anatel. As from 2002 the Telecomunicações de São Paulo S.A - Telesp started to provide long-distance services to the operators, replacing Embratel.

b) Corporate Management Consulting/Technical Assistance - The subsidiaries use Telefónica Móviles S.A corporate management consulting services. The amount of R$11,811 was recorded under General and Administrative Expenses book account.

c) Rendering of Services - The following services are rendered by companies owned by the same group:

  Sharing of centralized expenses from Telerj Celular S.A. and Telesp Celular S.A. transferred to other subsidiaries by the effective cost incurred.
  Call center services rendered by Dedic/Atento to users of telecommunications services of the subsidiaries Telerj and Telest.
  Services for implementation and maintenance of systems rendered by PT Inovação Primesys/Telefónica Móbile Solution.
  Services for implementation of a facilities’ security system rendered by Telefónica Engenharia.

The commercial conditions of these services are based on the usual market practices applied to the contracts with other Companies.

The summary of balances and transactions with unconsolidated related parties is presented as follows:

	Company		Consolidated
	September	June	September	June
	30, 2003	30, 2003	30, 2003	30, 2003
Current assets:
Accounts receivable	-	-	2,324	4,496
Credits with companies of the group	14,600	14,080	25,883	25,329

Liabilities:
Accounts payable and accrued expenses	(3,531)	(3,531)	(126,191)	(119,783)
Liabilities with companies of the group	(22,316)	(21,225)	(28,279)	(25,458)

	September	September	September	September
	30, 2003	30, 2002	30, 2003	30, 2002
Income (losses)
Net operating revenue from services	-	-	7,392	5,549
Other revenues	-	-	-	-
Cost of services rendered	-	-	(6,641)	(2,454)
Services rendered	-	-	(34,512)	(25,939)
General and administrative expenses	(2,153)	(2,951)	(13,964)	(16,011)
Financial revenues (expenses), net	504	728	22,423	-
Equity pick-up	101,267	121,052	-	-

29. INSURANCE

The Company and its subsidiaries have established policies to monitor inherent risks on its operations. As of September 30, 2003, the Company and the subsidiaries have contracted insurance to cover operational risks, loss of income, civil liabilities, health etc. Management believes that the insurance coverage is sufficient to cover contingent losses. The following information is related to the Company’s insurance coverage:

Classification	Covered amount

Operational risks	US$300,000 thousands
General civil liabilities - RGG	R$7,325
Vehicle fleet	R$1,000

30. TELEFÓNICA MÓVILES STOCK PLAN

In May 2001, Telefónica Móviles, S.A. (“Telefónica Móviles”) launched a stock option plan based on Telefónica Móviles’ stock (the “Plan”) that covered the employees of the Company. Pursuant to the Plan, between May 20 and July 20, 2002, Telefónica Móviles granted a total of 983,392 stock options to the Company’s employees, vesting over a four-year period. The options were granted in Series A, B and C, with exercise prices of 11.00 Euros, 16.50 Euros and 7.23 Euros, respectively. The total options granted to each employee consisted of 25% Series A options, 25% Series B options, and 50% Series C options. The market price of Telefónica Móviles’ stock as traded at the Madrid Stock Exchange was 6.91 Euros on September 30, 2003. The Plan also gives the Company’s employees the option to receive in cash, the appreciation in the market price of Telefónica Móviles’ stock over the respective exercise price.

In accordance with accounting practices adopted in Brazil, the Company is not required to account for any effect of the plan, therefore no effect was recorded in the financial statements of the Company.

31. RECONCILIATION BETWEEN COMPANY NET INCOME AND CONSOLIDATES NET INCOME

As of September 30, 2003 and 2002, the reconciliation between Company net income and consolidated net income is as follows:

	Consolidated
	September	September
	30, 2003	30, 2002
Company net income	99,162	131,454
Telerj and Telest capital reserve	(268)	(72)
Consolidated net income	98,894	131,382

32. EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

The accompanying financial statements are presented on the basis of accounting practices adopted in Brazil. Certain accounting practices applied by the Company and its subsidiaries that conform with those accounting practices in Brazil may not conform with generally accepted accounting principles in the countries where these financial statements may be used.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

BALANCE SHEETS AS OF SEPTEMBER 30, 2003 AND JUNE 30, 2003

(In thousands of Brazilian reais)	(Unaudited)

A S S E T S	Company		Consolidated

	09/30/03	06/30/03	09/30/03	06/30/03

CURRENT ASSETS:
Cash and cash equivalents	13,568	14,284	335,523	166,521
Accounts receivable, net	-	-	341,680	262,160
Interest on capital and dividends	13,342	13,172	-	-
Inventories	-	-	69,631	107,448
Recoverable and deferred taxes	1,085	42,900	251,884	307,568
Prepaid expenses	-	-	98,348	61,820
Other assets	1,262	912	49,357	44,892

	29,257	71,268	1,146,423	950,409

NONCURRENT ASSETS:
Tax incentives	530	3,589	1,478	9,396
Recoverable and deferred taxes	44,326	-	250,650	210,050
Hedge operations	-	-	9,574	8,498
Prepaid expenses	-	-	10,665	12,265
Other assets	-	-	5,337	212

	44,856	3,589	277,704	240,421

PERMANENT ASSETS:
Investments	1,845,027	1,798,271	390	368
Property, plant and equipment	968	1,077	1,405,544	1,470,110
Deferred	-		704	905

	1,845,995	1,799,348	1,406,638	1,471,383

Total assets	1,920,108	1,874,205	2,830,765	2,662,213

The accompanying notes are an integral part of these balance sheets.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

BALANCE SHEETS AS OF SEPTEMBER 30, 2003 AND JUNE 30, 2003

(In thousands of Brazilian reais)	(Unaudited)

	Company		Consolidated

LIABILITIES AND SHAREHOLDERS' EQUITY	09/30/03	06/30/03	09/30/03	06/30/03

CURRENT LIABILITIES:
Payroll and related charges	278	162	21,822	19,443
Suppliers and accounts payable	4,514	4,506	355,209	306,208
Taxes, other than taxes on income	42	52	26,908	23,023
Loans and financing	-	-	194,947	175,646
Employee profit sharing and dividends	29,253	29,324	31,622	31,701
Reserve for contingencies	-	-	49,148	41,026
Hedge operations	-	-	5,671	7,730
Other liabilities	7,043	5,948	123,617	74,370

	41,130	39,992	808,944	679,147

LONG-TERM LIABILITIES:
Loans and financing	-	-	106,581	126,247
Reserve for contingencies	-	-	25,232	21,012
Hedge operations	-	-	9,476	181
Other liabilities	131	131	1,685	1,544

	131	131	142,974	148,984

SHAREHOLDERS' EQUITY:
Capital stock	778,838	778,838	778,838	778,838
Capital reserves	284,552	284,552	284,552	284,552
Income reserves	79,162	79,162	79,162	79,162
Retained earnings	736,295	691,530	736,295	691,530

	1,878,847	1,834,082	1,878,847	1,834,082

Total liabilities	1,920,108	1,874,205	2,830,765	2,662,213

The accompanying notes are an integral part of these balance sheets.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

STATEMENTS OF INCOME FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2003 AND 2002

(In thousands of Brazilian reais, except earnings per thousand shares)	(Unaudited)

	Company		Consolidated

	09/30/03	09/30/02	09/30/03	09/30/02

GROSS OPERATING REVENUE	-	-	1,958,208	1,733,299

Deductions from gross revenue	-	-	(564,075)	(384,344)

NET OPERATING REVENUE	-	-	1,394,133	1,348,955

Cost of services and sales	-	-	(776,791)	(680,734)

Gross profit	-	-	617,342	668,221

OPERATING INCOME (EXPENSES):
Selling	-	-	(278,500)	(268,423)
General and administrative	(8,097)	(8,680)	(162,475)	(174,936)
Equity pick-up	101,267	121,052	-	-
Other, net	(710)	(26)	(2,053)	1,154

INCOME FROM OPERATIONS BEFORE FINANCIAL
INCOME (EXPENSES), NET	92,460	112,346	174,314	226,016

Financial income (expenses), net	8,668	24,458	(16,839)	(21,621)

INCOME FROM OPERATIONS	101,128	136,804	157,475	204,395

Nonoperating expenses, net	(3,059)	-	(8,427)	(1,061)

INCOME BEFORE INCOME TAXES	98,069	136,804	149,048	203,334

Income tax and social contribution	1,093	(5,350)	(50,154)	(71,952)

NET INCOME	99,162	131,454	98,894	131,382

SHARES OUTSTANDING AT THE YEAREND - IN THOUSANDS	432,598,218	396,041,635

EARNINGS PER THOUSAND SHARES OUTSTANDING
AT THE YEAREND - R$	0.22922	0.33192

The accompanying notes are an integral part of these statements.

The following financial and operating information is presented on a consolidated basis in the form required by the Corporate Law, except where otherwise indicated.

HIGHLIGHTS

Tele Sudeste Celular

R$ million	3Q03	2Q03%		3Q02%

Gross Operating Revenue	667.9	656.3	1.8%	591.1	13.0%
Total Net Revenue	454.5	476.1	-4.5%	456.9	-0.5%
Net Operating Revenue from Services	398.8	419.4	-4.9%	403.6	-1.2%
Net Operating Revenue from goods	55.8	56.7	-1.6%	53.3	4.8%
Total Operating Costs	(282.2)	(321.3)	-12.2%	(285.8)	-1.2%
EBITDA	172.3	154.8	11.3%.	171.1	0.7%
EBITDA Margin (%)	37.9%	32.5%	5.4 p.p.	37.4%	0.5 p.p.
Depreciation and Amortization	(107.5)	(104.8)	2.6	(96.0)	11.9%
EBIT	64.8	50.0	29.6%	75.0	-13.7%
Net Income	44.7	24.3	84.0	42.6	5.1%
Earnings per share (R$ per thousand shares)	0.103	0.056	84.0%	0.103	0.6%
Earnings per ADR (R$)	0.517	0.280	84.0%	0.514	0.6%
Number of shares (billion)	432.6	432.6	-	414.4	4.5%
Investments (accumulated)	149.0	104.4	n.a.	190.8	-21.9%
Quarterly Investment as % of revenues	9.8%	7.5%	2.3 p.p.	19.5%	-9.7 P.P.
Operating Cash Flow	127.7	119.0	7.3	81.9	55.9%

Clients (thousands)	3,483	3,422	1.8%	3,296	5.7%
Post-paid	1,137	1,138	-0.1%	1,026	10.8%
Pre-paid	2,346	2,284	2.7%	2,271	3.3%

EBITDA = Result before interest, taxes, depreciation and amortization.
EBITDA Margin = EBITDA/ Net Operating Revenue.
EBIT = Result before interest and taxes.
Operating cash flow = EBITDA – Quarterly investments.
The figures are subject to differences resulting from rounding up / down.

Basis for reporting results

In 2Q03 expenses with the PIS and COFINS taxes related to financial revenues were reclassified from Operating Expenses to Financial Expenses. For comparison purposes, this effect was also incorporated in the previous quarters results.

For comparison purposes, the financial statements figures for the quarters ended in June 30, 2003 and September 30 2002 have been reclassified when applicable.

As of July 06, 2003, the operators implemented the Long Distance Carrier Selection Code (Código de Seleção de Prestadora – “CSP”), used by clients to choose their carrier for domestic long distance services (VC2 and VC3), as well as for international cellular calls, as required by Personal Mobile Service (Serviço Móvel Pessoal – “SMP”) rules. The “VIVO” operators no longer receive revenues from VC2 or VC3, now receiving interconnection revenues from the use of their networks in those calls.

Additionally, the Bill & Keep rules was adopted for interconnection charges in 3T03. The rules establish that payments between the companies of the SMP for traffic in the same registration area only occur when the traffic exceeds 55%.

VIVO

On April 14, 2003, the Joint Venture between Telefónica Móviles and Portugal Telecom unified the operations of Tele Sudeste Celular Participações S.A. with those of Telesp Celular Participações S.A., Celular CRT Participações S.A., Tele Leste Celular Participações S.A. and Tele Centro Oeste Celular Participações S.A. under the brand name “VIVO”.

Targeting the corporate clients, the “Vivo Empresas” brand was launched, linking this key segment with the Company‘s business strategy.

“VIVO” was considered Top of Mind in most of the regions in which it operates, reflecting the successful consolidation of its brand. Additionally, the brand was awarded first place among the most admired brand mark in the wireless telecommunications sector by Carta Capital magazine.

HIGHLIGHTS
  In 3Q03, TSD‘s net income increased by 84.0% compared with 2Q03.

  A restrictive cost control policy led to a 11.3% higher EBITDA in 3Q03 compared to 2Q03. The EBITDA was 0.7% higher EBITDA when compared to 3Q02. Excluding the result generated by handset sales, EBITDA would be R$ 205.3 million and its margin would be 51.5%.

  The bad debt rate reached 1.4% of gross revenues, a 2.1 percentual points below the 3Q02‘s figure.

  Financial results in 3Q03 were positive by R$9.4 million.

  Its positive net cash position demonstrates the Company‘s financial flexibility. TSD‘s working capital was positive by R$134.7 million, registering a 47.4% increase compared to 2Q03.

  The increase in operating cash flow shows that TSD generates enough cash from its operations to make its investment program operational.

  The increase in productivity was 5.0% compared to 2Q03 and 18.0% compared to 3Q02.

OPERATING PERFORMANCE

Operating Data

	3Q03	2Q03%		3Q02%

Total number of users (thousands)	3,483	3,422	1.8%	3,296	5.7%
Post-paid	1,137	1,137	0.0%	1,025	10.9%
Pre-paid	2,346	2,284	2.7%	2,271	3.3%
Analog	93	112	-17.0%	183	-49.2%
Digital	3,390	3,310	2.4%	3,113	8.9%
Net additions (thousands)	61	56	8.9%	71	-14.1%
Post-paid	0	22	n.a.	24	n.a.
Pre-paid	61	34	79.4%	46	32.6%
ARPU (in R$/month)	38.6	41.4	-6.7%	41.2	-6.3%
Post-paid	83.0	83.4	-0.5%	88.3	-6.0%
Pre-paid	16.7	20.4	-18.1%	20.0	-16.5%
Total MOU (minutes)	103.3	99.9	3.4%	109.4	-5.6%
Post-paid	193.9	185.4	4.6%	205.2	-5.5%
Pre-paid	54.9	54.4	0.9%	63.8	-14.0%
Employees (thousands)	1,668	1,720	-3.0%	1,862	-10.4%
Clients/Employees	2,088	1,989	5.0%	1,770	18.0%

HIGHLIGHTS
  TSD has maintained stable growth of its client base, reaching 3.483 million at the end of 3Q03. The Company‘s intense commercial activity was reflected in a net addition 8.9% higher than 2Q03

  The campaigns conducted by “VIVO” for promotion, client retention and client loyalty have maintained TSD as a leading company in this competitive scenario, where four carriers operate.

  In this last quarter, TSD expanded its 1XRTT coverage to the northern part of the capital and the downtown area of the city of Niterói, Icaraí and São Gonçalo.

  The metropolitan area of the city of Rio de Janeiro is already served by 1xRTT technology, from the Galeão airport to Recreio dos Bandeirantes, and so is the petrochemical region in the municipality of Macaé.

Client Base
  The Company‘s client base obtained an increase of 5.7% in 3Q03 compared with the same quarter of the previous year, while the number of post-paid clients grew by 10.9%.

  In 3Q03, net user additions were 8.9% higher than net additions in 2Q03, reaching a total of 61 thousand clients.

  At the end of 3Q03, TSD had a handset digitization rate of 97.3%. The number of analog handsets decreased by 49.2% compared with 3Q02. TSD uses CDMA and 1xRTT digital technologies in its mobile telephone services.

Average Net Revenue per User	ARPU (average net revenue per user) was greatly impacted by the implementation of Bill & Keep and CSP. TSD‘s postpaid client has remained constant when compared with 2Q03.

Minutes of Use per User

The blended average minutes of use per user increased 3.4% compared with the last quarter. MOU indicators showed improvement, especially regarding traffic within the Company‘s network, which is not reflected in the ARPU due to its lower unit value.

Mobile Penetration

The estimated rate for mobile telephone penetration reached 48.1 per 100 inhabitants in the state of Rio de Janeiro and 20.6 per 100 inhabitants in the state of Espírito Santo. The Company believes that there is room for the growth of mobile telephone services, considering their mobility advantage and the new additional services offered.

Data

In 3Q03, Tele Sudeste Celular maintained its focus on data transmission services and implemented a number of publicity campaigns, with special attention to SMS and WAP messaging services. Additionally, the Company has focused on the development of applications through the increase in the number of existing partners, offering clients a wider range of usage options. Services such as Chat Wap, Email, Cupido, Quiz and Tons Musicais have been growing within the data revenues and multiplying the functionalities of both SMS and Wap.

The Group “Vivo” has brought to Brazil the “Vivo ao Vivo” service in which technology all services are visually represented by icons on the handset screen and the user can access any one of the services with only a click.

Human Resources

The number of effective employees has decreased due to the synergies obtained with the unification of the structures of “Vivo” operators. The increase in productivity, shown in the number of clients per effective employees, was 5.0% compared to 2Q03 and 18.0% compared to 3Q02.

FINANCIAL PERFORMANCE

Operating Revenue

R$ million	3Q03	2Q03%		3Q02%

Subscription charges	48.3	50.9	-5.1%	66.3	-27.1%
Usage charges	317.5	294.8	7.7%	239.4	32.6%
Domestic	309.4	278.1	11.2%	223.5	38.4%
AD	7.5	11.6	-35.3%	10.4	-27.8%
DSL	0.6	5.0	-88.0%	5.5	-88.1%
Network usage charges	199.6	210.7	-5.3%	198.2	0.7%
Other services charges	15.6	6.3	147.6%	4.8	225.1%
Revenue from telecommunication services	581.0	562.8	3.2%	508.7	14.2%
Sales of goods (handsets and accessories)	86.9	93.5	-7.1%	82.4	5.5%
Total gross operating revenue	667.9	656.3	1.8%	591.1	13.0%
Total deductions from gross operating revenue	(213.4)	(180.2)	18.4%	(134.2)	59.0%
Net Operating Revenue	454.5	476.1	-4.5%	456.9	-0.5%
Net revenue from services	398.7	419.5	-5.0%	403.6	-1.2%
Net revenue from goods	55.8	56.7	-1.6%	53.3	4.7%

Net Operating Revenue

TSD‘s Net Operating Revenue decreased by 0.5% in 3Q03 compared with the same period of the previous year and 4.5% compared to 2Q03, due mainly to a retraction in the net revenue from services, which represents approximately 90% of the total net revenue.

Net Revenue from Services

Net revenues from services fell by 1.2% compared to 3Q02 and by 5.0% compared to 2Q03. Gross interconnection revenues were affected by the new Bill & Keep rules, a 5.3% decrease when compared with 2Q03. The negative impact of the implementation of the CSP and the Bill & Keep rules was approximately 6% of the net revenue from services.

Other net revenues from services presented significant growth, increasing by 147.0% compared with 2Q03 and by 226.0% compared with 3Q02, including revenues from data. Revenues from data grew by 98.7% compared to 2Q03.

Operating Costs

R$ million	3Q03	2Q03%		3Q02%

Personnel	(24.5)	(25.3)	-3.2%	(23.7)	3.4%
Cost of services rendered	(73.5)	(97.9)	-25.0%	(86.1)	-14.6%
Leased lines	(18.1)	(20.8)	-13.0%	(20.6)	-12.1%
Interconnection	(22.7)	(41.9)	-45.8%	(32.1)	-29.3%
Rents / Insurance / Condominium fees	(10.8)	(11.4)	-5.3%	(9.9)	9.1%
Third-party services	(6.9)	(8.2)	-15.8%	(8.3)	-16.9%
Fistel and other taxes	(14.5)	(15.0)	-3.3%	(14.9)	-2.7%
Others	(0.5)	(0.6)	-16.7%	(0.3)	66.7%
Cost of goods sold	(88.8)	(87.1)	2.0%	(70.0)	26.9%
Commercial Expenses	(71.5)	(73.0)	-2.0%	(73.1)	-2.2%
Provision for doubtful accounts	(9.6)	(8.8)	9.1%	(24.1)	-60.2%
Marketing	(16.0)	(24.7)	-35.2%	(15.4)	3.9%
Commissions	(12.6)	(11.4)	10.5%	(8.4)	50.0%
Third-party services	(30.1)	(24.1)	24.9%	(22.1)	36.2%
Others	(3.2)	(4.0)	-20.0%	(3.0)	6.7%
General and administrative expenses	(23.4)	(33.1)	-29.3%	(36.8)	-36.4%
Other operating revenues (expenses)	(0.5)	(4.9)	-89.8%	4.0	n.d.

Total operating costs before depreciation or amortization	(282.2)	(321.3)	-12.2%	(285.8)	-1.3%
Depreciation and amortization	(107.5)	(104.8)	2.6%	(96.0)	11.9%

Total operating costs	(389.7)	(426.1)	-8.5%	(381.8)	2.1%

Personnel Costs

As a result of the synergies obtained within the organizational structure and in the workforce, and of the Company‘s increase in productivity, TSD reduced its personnel costs in 3Q03 by 3.2% compared with 2Q03, and increased the same costs by 3.4% compared with 3Q02 due to the average 4% increase in salaries granted in the December 2002 collective agreement.

Cost of Services

As revenues, costs were also influenced by the adoption of the CSP and Bill & Keep rules. Rendered The cost of services rendered decreased by 14.6% compared to 3Q02 and by 25.0% compared to 2Q03, and was largely impacted by the 29.3% reduction in interconnection costs compared with 3Q02 and by the 45.8% reduction compared with 2Q03. The cost of connection means also fell in relation to 2Q03 due to the implementation of the Company‘s own backbone.

Cost of Goods Sold	There was a 2.0% increase in the Cost of Goods Sold by TSD in 3Q03, compared with 2Q03.

Commercial Expense

Compared with the previous quarter, commercial expenses increased due to an increase in third party services resulted from the change in the account of outsourced logistics services that used to be recorded as general and administrative expenses and began to be registered as commercial services and was offset by the launch of the “VIVO” brand in 2Q03.

Bad Debt

The bad debt rate reached 1.4% of the gross operating revenue, a 2.1 p.p. reduction compared to 3Q02. Bad debt has remained low due to the constant efforts to maintain the quality of the post-paid client base, and due to the credit control strategy for retailers and corporate clients.

EBITDA

In 3Q03, the Company‘s cost-reduction policy resulted in an 11.3% increase in EBITDA compared to 2Q03. The EBITDA for TSD reached R$ 172.3 million and its EBITDA margin in the period was 37.9%. However, the effect of revenues from handsets sold, EBITDA would be R$ 205.3 million and its margin would be 51.5%.

Depreciation	Total expenses with depreciation and amortization were R$ 107.5 million at the end of 3Q03. Depreciation is calculated using the linear method, which considers the useful life of goods.

Financial Results	The financial result in 3Q03 was positive by R$9.4 million, against financial expenses of R$12.6 million registered in 2Q03, due to the reduction in derivative losses.

Financial Result

R$ million	3Q03	2Q03%		3Q02%

Financial Revenue	20.5	65.8	-68.8%	224.4	-90.9%
Exchange variation	(4.0)	48.3	n.a.	0.2	n.a.
Other financial revenues	26.1	22.6	15.5%	14.5	80.0%
Gains from derivatives	0	0	n.a.	218.6	n.a.
(-) PIS / Cofins applied to financial revenue *	(1.6)	(5.1)	-68.6%	(8.9)	82.0%
Financial Expense	(11.1)	(78.4)	-85.8%	(235.2)	95.3%
Exchange variation	(0.7)	(2.3)	-69.6%	(223.5)	99.2%
Other financial expenses	(6.3)	(7.7)	-18.2%	(11.7)	46.2%
Losses from derivatives	(4.1)	(68.4)	-94.0%	-	n.a.

Net financial revenue (expense)	9.4	(12.6)	n.a.	(10.8)	n.a.

Net Profit	TSD‘s Net Income in the quarter was R$ 44.7 million, representing a 5.1% increase compared to 3Q02. Net Income in 3Q03 represented a 84.0% improvement compared with the results obtained in 2Q03.

Net Debt

TSD‘s financial structure shown a continuous improvement, with a constant reduction of its net debt. The Company‘s R$ 335.5 million at the end of 3Q03, caused by cash generation and by a decrease in capital investments, resulted in a positive net cash position, which constituted evidence of TSD‘s financial flexibility.

On September 30, 2003, TSD‘s total debt was R$ 301.5 million (R$301.9 million in June 30, 2003) of which 100% was denominated in U.S. dollars and was entirely protected by derivative transactions at the end of 3Q03. This indebtedness was compensated by the resources available in cash and by financial investments (R$ 335.5 million), as well as by derivatives assets and liabilities (R$ 5.6 million in liabilities), resulting in net cash position of R$ 28.4 million.

The company‘s working capital was positive by R$134.7 million, representing a 47.4% increase compared to 2Q03.

The details of TSD‘s consolidated gross debt and of its net debt are presented below:

Loans and Financing

R$ million	Sept 30, 2003

	Denominated in US$
Financial institutions	23.4
Total	278.1

Total	301.5

R$ million	Sept. 30, 2003	June 30, 2003	Dec. 30, 2002	Sept. 30, 2002

Short-term	194.9	175.6	200.9	248.4
Long-term	106.6	126.2	259.6	390.8
Total Indebtedness	301.5	301.9	460.5	639.2
Cash and Financial investments	(335.5)	(166.5)	(109.4)	(129.9)
Derivatives	5.6	4.7	(137.7)	(242.1)

Net debt	(28.4)	140.0	213.4	267.1
Schedule for payment of long-term debt
R$ million	Denominated in US$

2004	52.8
2005	53.8

Total	106.6

Investment	During the nine months ended on September 30, 2003, R$ 149.0 million were invested mostly to offer new services and to develop our own backbone.

Corporate Campaigns and Events
  Vivo sponsored the third edition of Fashion Rio, a fashion event that takes place in Rio de Janeiro, and launched the Samsung Twist handset during the event.

  The Company‘s collaborators donated winter clothes and other pieces of clothing to charity organizations.

  The Company supported the McDia Feliz event for children with cancer and maintained stands for advance sales of Big Mac sandwiches, as well as other Ronald Mc Donald House products.

  The Company conducted a book donation campaign among its collaborators.

  The carrier operating in the state of Espírito Santo was first place in the Brand Recall Survey by the Futura Research Institute for the A Gazeta newspaper, and received a prize from Target Magazine because its billboard and newspaper ads achieved first place in public preference, in a survey conducted by Flexconsult.

This report contains forward-looking statements. Such statements do not constitute historical facts and reflect the expectations of the Company‘s management, are forward-looking statements. The words “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “predicts,”“projects” and “targets”, as well as other similar words are intended to identify these statements, which necessarily involve risks that may or may not be known to the Company. Accordingly, the actual results of Company operations may be different from its current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

TABLE 1: STATEMENT OF CONSOLIDATED RESULTS OF TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

(Corporate Law)

				Accrued
	3Q03	2Q03	3Q02
R$ million				Sept. 03	Sept. 02

Total Gross Operating Income	667.9	656.3	591.1	1,958.2	1,733.3
Deductions from gross revenue	(213.4)	(180.2)	(134.2)	(564.1)	(384.3)
Net Operating Revenue from services rendered	398.7	419.5	403.6	1,234.5	1,196.7
Net Revenue from goods	55.8	56.7	53.2	159.6	152.3
Net Operating Revenue	454.5	476.1	456.9	1,394.1	1,349.0
Operating Costs	(282.2)	(321.3)	(285.8)	(897.9)	(843.2)
Personnel	(24.5)	(25.3)	(23.7)	(79.6)	(72.5)
Cost of services rendered	(73.5)	(97.9)	(86.1)	(272.3)	(261.9)
Cost of goods sold	(88.8)	(87.1)	(70.0)	(251.3)	(195.3)
Service sales	(71.5)	(73.0)	(73.1)	(203.8)	(202.0)
General and administrative expenses	(23.4)	(33.1)	(36.8)	(88.8)	(112.7)
Other operating revenues (expenses)	(0.5)	(4.9)	4.0	(2.1)	1.2
Earnings before interest, taxes and depreciation and amortization – EBITDA	172.3	154.8	171.1	496.2	505.8
Depreciation and amortization	(107.5)	(104.8)	(96.0)	(321.9)	(279.8)
Earnings before interest and taxes – EBIT	64.8	50.0	75.0	174.3	226.0
Net Financial Results	9.4	(12.6)	(10.8)	(16.8)	(21.6)
Operating Results	74.2	37.4	64.2	157.5	204.4
Non-operating revenue / expenses	(8.2)	(0.2)	(0.4)	(8.4)	(1.1)
Results before taxes	66.0	37.2	63.9	149.0	203.3
Income tax and Social Contribution	(21.2)	(13.0)	(21.3)	(50.2)	(72.0)
Net profit in the period	44.7	24.3	42.6	98.9	131.4

CONSOLIDATED BALANCE SHEET OF TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
(Corporate Law)

R$ million
ASSETS	Sept. 30, 2003	June 30, 2003

Current Assets	1,146.4	950,4

Cash	335.5	166.5
Net accounts receivable	341.7	262.2
Inventories	69.6	107.4
Deferred tax and tax credit	251.9	307.6
Pre-paid expenses	98.3	61.8
Derivatives transactions	0	-
Other current assets	49.4	44.9

Long-term receivables	277.7	240.4

Deferred tax and tax credit	250.6	210.1
Derivatives transactions	9.6	8.4
Pre-paid expenses	10.7	12.3
Other long-term assets	6.8	9.6

Permanent Assets	1,406.6	1,471.4

Investment	0.4	0.4
Other investments	0,4	0.4
Net Property, Plant & Equipment	1,405.5	1,470,1
Deferred	0.7	0.9

Total Assets	2,830.8	2,662.2

LIABILITIES	Sept 30, 03	June 30, 03

Current Liabilities	808.9	679.1

Personnel, taxes and benefits	21.8	19.4
Suppliers and consignations	200.7	161.0
Taxes, fees and contributions	26.9	23.0
Interest on own capital and dividends	31.6	31.7
Loans and financing	194.9	175.6
Provision for contingencies	49.1	41.0
Derivative transactions	5.7	7.7
Intragroup liabilities	154.5	145.2
Other liabilities	123.6	74.4

Long-term liabilities	143.0	149.0

Loans and Financing	106.6	126.2
Provision for contingencies	25.2	21.1
Derivatives transactions	9.5	0
Other liabilities	1.7	1.7

Net equity	1,878.8	1,834.1

Capital stock	778.8	778.8
Capital reserve	284.6	284.6
Surplus reserve	79.2	79.2
Accrued profit (loss)	736.3	691.5

Total Liabilities	2,830.8	2,662.2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 19, 2003

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Fernando Abella Garcia
Fernando Abella Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.